Exhibit 99.1

**Transactions in the Issuer's 7.75% Series A Cumulative Redeemable
Perpetual Preferred Stock Liquidation Preference $25.00 per Share
During the Past 60 Days**

For each of the transactions below that occurred in multiple purchases on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the U.S. Securities and Exchange Commission, the Issuer, or a security holder of the Issuer.

Date of Purchase	Shares Purchased (#)	Purchase Price per Share	Price Range
01/14/2026	3,300	$7.0998	-
01/15/2026	1,497	$7.7459	$7.70 to $7.75
01/28/2026	2,548	$8.4117	$8.35 to $8.50
02/02/2026	800	$7.93	-
02/03/2026	647	$8.00	-
02/04/2026	575	$8.00	-
02/06/2026	5,420	$5.9838	$5.49 to $6.45
02/06/2026	19,213	$6.7921	$6.50 to 7.00